Exhibit 99.17

May 1, 2020

Centerra Gold Inc.

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual and special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Centerra Gold Inc. (“Centerra” or the “Corporation”) held on May 1, 2020. Each of the matters set forth below is described in greater detail in the notice of Meeting and Management Information Circular dated March 24, 2020 (the “Circular”) which was mailed to Shareholders prior to the Meeting.

258,313,664 Centerra common shares (“Shares”) were represented at the Meeting, representing 87.92% of the Corporation’s issued and outstanding common shares. The matters voted upon at the Meeting and the results of the voting are set out below.

1.	Election of Directors

On a vote by ballot, the following directors were elected to hold office for the ensuing year or until their successors are elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Richard W. Connor	248,886,363	97.69	5,894,984	2.31
Dushenaly Kasenov	247,455,681	97.12	7,325,666	2.88
Maksat Kobonbaev	254,173,562	99.76	607,785	0.24
Askar Oskombaev	245,339,358	96.29	9,441,989	3.71
Michael Parrett	248,355,591	97.48	6,425,756	2.52
Jacques Perron	246,449,968	96.73	8,331,379	3.27
Scott G. Perry	253,697,223	99.57	1,084,124	0.43
Sheryl K. Pressler	216,254,256	84.88	38,527,091	15.12
Bruce V. Walter	253,252,592	99.40	1,528,755	0.60
Paul N. Wright	254,728,995	99.98	52,352	0.02
Susan Yurkovich	248,725,970	97.62	6,055,377	2.38

2.	Appointment of Auditor

On a vote by ballot, KPMG LLP was re-appointed as auditor of the Corporation to hold office until the next annual meeting of Shareholders or until its successor is duly appointed, and the directors were authorized to fix the auditor’s remuneration. The results of the ballot were as follows:

Votes For	% For	Votes Withheld	% Withheld
257,901,195	99.84	412,469	0.16

CENTERRA GOLD INC.

(signed) “Yousef Rehman”
Yousef Rehman
Vice President & General Counsel